SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of YPF Sociedad Anónima Shareholder’s Meeting Call Notice.

YPF SOCIEDAD ANÓNIMA (CUIT No. 30-54668997-9)

CALL NOTICE

Shareholders are hereby called to a General Ordinary Meeting to be held on April 29, 2022, at 11:00 a.m., at the Company’s registered office located at Macacha Güemes 515, City of Buenos Aires, in order to consider the following

AGENDA:

1.	Appointment of two Shareholders to sign the minutes of the Meeting.

2.

Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes, and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 45, which began on January 1, 2021 and ended on December 31, 2021.

3.	Consideration of accumulated results as of December 31, 2021. Absorption of losses.

4.	Determination of remuneration for the Independent Auditor for the fiscal year ended as of December 31, 2021.

5.	Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2022 and determination of its remuneration.

6.	Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2021.

7.

Consideration of the Remuneration of the Board of Directors ($466,669,035) for the fiscal year ended on December 31, 2021 which resulted in computable loss in accordance with the regulations of the National Securities Commission (Comisión Nacional de Valores).

8.	Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2021.

9.	Determination of the number of regular and alternate members of the Supervisory Committee.

10.	Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

11.	Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

12.	Determination of the number of regular and alternate members of the Board of Directors.

13.	Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

14.	Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

15.	Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2022.

*                *                 *

NOTES:

1) The Record of the Company’s Book-Entry Shares is kept by Caja de Valores S.A., with registered office at 25 de Mayo 362, City of Buenos Aires. Therefore, pursuant to Section 238 of General Corporations Law No. 19,550, in order to attend the Shareholders’ Meeting, shareholders shall obtain a certificate of the book-entry share account issued to such effect by Caja de Valores S.A. and submit such certificate until April, 25, 2022 at 5:00 PM, inclusive: (a) electronically in PDF format, sending it by e-mail to asamblea@ypf.com or (b) personally on Tuesdays or Thursdays (business days) at the Company’s registered office located at Macacha Güemes 515, City of Buenos Aires, from 10:00 a.m. to 1.00 p.m. and from 3:00 p.m. to 5:00 p.m.. Also, under the provisions of Article 22, Chapter II, Title II of the Regulations of the National Securities Commission (Normas de la Comisión Nacional de Valores), upon giving notice of attendance and upon actual attendance, holders of shares and their representatives, respectively, must provide the following information: name, surname and identity document; or corporate name and incorporation information, if applicable, and any other information specified in such regulation. The Company shall send to shareholders complying with such communication a receipt for their admission to the Shareholders’ Meeting. Shareholders giving notice of their attendance by e-mail shall be sent such receipt by like means, whereas shareholders notifying their attendance personally will receive such receipt personally . Besides, we request shareholders to provide their contact details (telephone, e-mail address and personal address) in order to keep them informed of any measures that may be taken concerning the holding of the Shareholders’ Meeting.

2) Shareholders that are companies incorporated abroad must comply with Sections 118 or 123 of the General Corporations Law No. 19,550. The representation at the Shareholders’ Meeting must be exercised by the legal representative registered with the Public Registry or by a duly authorized agent in accordance with the provisions of Article 25, Chapter II, Title II of the Regulations of the National Securities Commission. Likewise, under the provisions of Article 22, Chapter II, Title II of the aforementioned Regulations, upon giving notice of attendance and upon actual attendance, holders of shares and their representatives, respectively, must provide the following information: name, surname and identity document; or corporate name and incorporation information, as applicable, and any other information specified in such regulations.

3) Shareholders are reminded that, in accordance with Article 24, Chapter II, Title II of the Regulations of the National Securities Commission, legal entities or other legal structures shall inform to the Company, until the day of the Shareholders’ Meeting, by means of a sworn statement signed by their legal representatives, the identification of their beneficial owners, including the following information: name, surname, nationality, permanent address, date of birth, national identity document or passport, CUIT, CUIL or other form of tax identification and profession.

4) Shareholders that are a “trust”, trust fund or similar arrangement are reminded that, in accordance with Article 26 Chapter II, Title II of the Rules of the National Securities Commission, are required to submit to the Company on the day of the Shareholders’ Meeting a certificate duly signed by their legal representative, indicating the trust business subject to the transfer and including the name and surname, address or registered office, identity card or passport number(s) or registration information, authorization or incorporation, of the trustor(s), fiduciary(ies), “trustee” or their equivalent, and trustees and/or beneficiaries or their equivalents according to the legal system under which the trust was established, or the contract and/or the proof of registration for the contract with the relevant Public Registry, if applicable. Representation at the Shareholders’ Meeting shall be exercised by the trust assets manager, in the case of the trust fund, “trust” or similar arrangement; or otherwise by the duly authorized agent.

Holders of shares of the Company that are foundations or similar arrangements, whether public or private, shall deliver to the Company a signed certificate by their legal representative, identifying the same information referred to above with respect to the a “trust”, trust fund or similar arrangement and, if it were a different person, the person who has made the contribution or transfer to such assets. Representation at the Shareholders’ Meeting shall be exercised by the legal representative or by a duly appointed agent.

5) To participate at the Shareholders’ Meeting, shareholders or their representatives, as appropriate, shall arrive at the Company’s registered office at Macacha Güemes 515, City of Buenos Aires, at least 20 minutes before the time scheduled for the meeting. The Shareholders’ Meeting shall start on time and no participants will be admitted after the time set for the meeting. Shareholders’ Meeting participants, as well as the capacities in which they participate, shall be recorded upon the meeting being called to order.

6) In considering the Agenda, the Shareholders of all classes of shares shall exercise their rights by voting jointly, except with respect to items 10, 11, 13 and 14.

7) Should prior to the Shareholders’ Meeting new regulations be issued by the Argentine Government or the Government of City of Buenos Aires restricting the free circulation of persons in general of a preventive and/or mandatory nature, or for a given sector, as a consequence of the health emergency caused by COVID-19 pandemic, preventing the meeting from being held, it shall be held remotely, through the Cisco Webex Events videoconference platform, which allows: i) free access to the Shareholders’ Meeting to all participants with voice and vote; ii) the simultaneous transmission of sound, images and words during the course of the meeting, ensuring equal treatment of all shareholders; and iii) recording the Shareholders’ Meeting and saving it in digital format. The remaining details will be timely published in a supplementary notice.

8) The Company shall evaluate the developments regarding the aforementioned epidemiological and health situation and the measures taken by the relevant authorities, and will communicate any change decided in relation to the Shareholders’ Meeting.

The Board of Directors

Pablo Gerardo González, Chairman of YPF S.A., appointed Director by Ordinary and Extraordinary Shareholders’ Meeting No. 48 and Chairman by Minutes of Board of Directors’ Meeting No. 462, both dated April 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 4, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer